UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below: The Macerich Property Management Company 401(k) Profit Sharing Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Macerich Company

401 Wilshire Boulevard, Suite 700
Santa Monica, California 90401

REQUIRED INFORMATION

The Macerich Property Management Company 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2009, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

The written consent of Windes & McClaughry, Accountancy Corporation with respect to the annual financial statements of the Plan is filed as Exhibit 23.1 to this Annual Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf on this 28th day of June 2010, by the undersigned hereunto duly authorized.

THE MACERICH PROPERTY MANAGEMENT
COMPANY 401(K) PROFIT SHARING PLAN

By:	/s/ Stephen L. Spector, Trustee
Stephen L. Spector, Trustee

By:	/s/ Scott W. Kingsmore, Trustee
Scott W. Kingsmore, Trustee

By:	/s/ Stephanie Corcoran, Trustee
Stephanie Corcoran, Trustee

EXHIBIT INDEX

(a)            Exhibits

Number	Description
23.1	Consent of Independent Registered Public Accounting Firm, Windes & McClaughry Accountancy Corporation

32	Section 906 Certification of Scott W. Kingsmore, Chief Executive Officer and Stephanie P. Corcoran, Chief Financial Officer of the Plan

THE MACERICH

PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2009

WITH

INDEPENDENT AUDITORS’ REPORT

AND SUPPLEMENTARY INFORMATION

Report of Independent Registered

Public Accounting Firm

To the Administrative Committee of

The Macerich Property Management Company 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of The Macerich Property Management Company 401(k) Profit Sharing Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Macerich Property Management Company 401(k) Profit Sharing Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  Windes & McClaughry Accountancy Corporation

Long Beach, California

June 28, 2010

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

ASSETS

	December 31,
	2009	2008

INVESTMENTS, at fair value
Registered Investment Companies	$55,358,341	$39,993,379
Common/Collective Trust	5,890,547	4,730,742
Macerich Company Common Stock Fund	3,657,283	1,387,746
Participant Loans	1,749,443	9,986
	66,655,614	46,121,853

RECEIVABLES
Employer Contribution	273,466	195,776

Total Assets	$66,929,080	$46,317,629

NET ASSETS REFLECTING INVESTMENTS, at fair value	$66,929,080	$46,317,629

Adjustment from fair value to contract value for fully benefit-responsive investment contract	312,563	389,808

NET ASSETS AVAILABLE FOR BENEFITS	$67,241,643	$46,707,437

The accompanying notes are an integral part of these financial statements.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Employer contribution	$3,244,401
Contributions:
Participants	5,887,190
Rollover	769,203
Investment income:
Dividend and interest income	1,303,981
Net appreciation in fair value of investments	12,576,189
Total Additions	23,780,964

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	3,208,321
Other expenses	38,437
Total Deductions	3,246,758

NET INCREASE IN PLAN NET ASSETS	20,534,206

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

BEGINNING OF YEAR	46,707,437

END OF YEAR	$67,241,643

The accompanying notes are an integral part of these financial statements.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE 1:  DESCRIPTION OF PLAN

The following description of The Macerich Property Management Company 401(k) Profit Sharing Plan (the “Plan”) provides only general information.  Participants and other interested parties should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan covering eligible employees of The Macerich Property Management Company LLC and participating affiliates (the “Company,” the “Employer” and the “Plan Administrator”) as defined in the Plan document.  The Plan is subject to regulation under the Employee Retirement Income Security Act of 1974 (“ERISA”) and the qualification provisions of the Internal Revenue Code (the “Code”).

Effective as of January 1, 2004, the Plan adopted the “Safe Harbor” provisions under Sections 401(k)(12) and 401(m)(11) of the Code.  In accordance with adopting these provisions, the Company makes matching contributions equal to 100 percent of the first 3 percent of compensation deferred by a participant and 50 percent of the next 2 percent of compensation deferred by a participant.

Effective as of January 1, 2008, the Plan was amended to: (i) permit non-spouse beneficiaries to rollover their portion of a death benefit to which they are entitled to an individual retirement account described in Section 408(a) or (b) of the Code; (ii) to eliminate installment payments as an option for the distribution of benefits; (iii) to perform annual true-up calculations on the Safe Harbor Match Contributions; and (iv) to provide that distributions made upon the attainment of age 59 ½ may be made from the Participant’s Compensation Deferral Accounts, Employer Profit Sharing Contributions Accounts, Safe Harbor Matching Accounts, and Rollover Accounts.

Effective as of January 1, 2009, the Plan permits Qualified Reservist Distributions.  A Qualified Reservist Distribution is any distribution to an individual who is ordered or called to active duty after September 11, 2001.  Effective as of January 1, 2009, a participant that has attained age 70 ½ may elect to have minimum distributions suspended for the 2009 calendar year.

Administration

The Company has designated an Administrative Committee (the “Committee” and the “Trustees”), consisting of Stephen L. Spector, SVP General Counsel, Scott W. Kingsmore, SVP Finance, and Stephanie Corcoran, VP Group Controller.  Among other duties, it is the responsibility of the Committee to select and monitor the performance of investments, the Plan custodian, and to maintain certain administrative records.

Employee Participation and Eligibility

All employees of the Company may become eligible to participate in the Plan, provided the employee is twenty-one years of age, has completed one year of employment during which at least 1,000 hours of service were provided, and is not covered by a collective bargaining agreement as to which retirement benefits were the subject of good faith bargaining.  An eligible employee may enter the Plan on the January 1, April 1, July 1 or October 1, following his or her satisfaction of the eligibility requirements.

The Plan gives employees of newly acquired entities credit for years of service earned prior to the Company’s ownership.  If this credit for prior service allows the acquisition employee to meet Plan eligibility requirements, they are granted the option of entering the Plan on the first day of the month following their date of hire.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

(CONTINUED)

NOTE 1:  DESCRIPTION OF PLAN (CONTINUED)

Contributions

Participants are permitted to defer up to 50% of their compensation, as defined in the Plan.  The Company provides matching contributions, under the Safe Harbor arrangement described above, equal to 100 percent of the first 3 percent of compensation deferred by a participant and 50 percent of the next 2 percent of compensation deferred by a participant.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may roll over amounts representing distributions from other qualified defined benefit or defined contributions plans.  Participants direct the investment of their contributions into various investment options offered by the Plan, as further discussed in Note 3.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of a) the Company’s Safe Harbor matching contribution, and b) Plan earnings, and charged with any withdrawals or distributions requested by the participant, investment losses, and an allocation of administrative expenses, if applicable.  Allocations are based on participant compensation or account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting Provisions

Participant accounts, including salary deferrals and Safe Harbor matching contributions, are 100 percent vested at all times.

Participant Loans

On December 30, 2008, the Plan was amended to allow for participant loans.  Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s vested account and bear interest at the prime rate plus one percent, as defined by the Plan document.  All loans issued during 2009 bear interest at a rate of 4.25%. Principal and interest are paid ratably through payroll deductions over a term not to exceed 5 years.  A participant applying for a loan through the Plan will be charged a $50 loan application fee.  The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loan.  The fee will be deducted from the participant’s Plan account at the time his or her loan request is processed.  In addition, the participant’s account will be charged a yearly fee of $50 which is charged quarterly if a participant has an outstanding balance.   The Plan has loans outstanding of $1,749,443 at December 31, 2009.

Benefit Payments

Effective as of January 1, 2008, on termination of service due to death, disability, retirement, or other reasons a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

The Plan also permits distributions for hardships, as defined in the Plan document.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

(CONTINUED)

NOTE 1:  DESCRIPTION OF PLAN (CONTINUED)

Forfeitures

As of January 1, 2004, the Plan was amended to eliminate employer profit sharing contributions.  Prior to January 2004, the Company made discretionary profit sharing contributions from the net profits of the current year.  Profit sharing contributions were subject to a vesting schedule.  Any participant who terminates employment with the Company will forfeit the non-vested portion of his/her profit sharing account.

At December 31, 2009 and 2008, forfeited non-vested accounts totaled approximately $3,000 and $1,000, respectively. Effective as of January 1, 2007, the Plan was amended to provide that forfeitures in the Plan shall be used to reduce the Company’s Safe Harbor Matching Contributions for the Plan Year following the Plan Year in which the forfeiture occurs. In 2009, the Company’s Safe Harbor Matching Contributions were reduced by approximately $1,000 from forfeited non-vested accounts.

Related-Party Transactions

The Plan offers common stock in the Company, through the Macerich Company Common Stock Fund; therefore, the Company qualifies as a party-in-interest.

Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 10, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Code.  During 2009, the Plan was amended and restated.  In January 2010, to comply with current legal requirements, the amended and restated Plan document was timely submitted for a favorable determination letter.  The IRS has acknowledged receipt of the document.  Although the Plan has been amended since receiving the 2002 determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements.

Plan Expenses

The compensation or fees of accountants, counsel and other specialists and any other costs of administering the Plan or the trust are paid by the Company.  Administrative expenses that are not paid by the Company are paid by the Plan. Administrative expenses for the period ended December 31, 2009, were $38,437 and are in included in other expenses in the statement of changes in net assets available for Plan benefits.

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962 (formally known as FASB issued staff position No. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans), requires investment contracts held by a defined-contribution plan to be reported at fair value.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

(CONTINUED)

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basis of Accounting (continued)

However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the ASC 962, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure and changes therein of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

In compliance with the requirements of ERISA, cash and equity funds are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The investment in the common collective trust, which is a stable value open-end collective investment trust, is reported at fair value and adjusted to contract value.  The investments and changes therein of the trust funds have been reported to the Plan by the Custodian using fair value and contract value, as indicated.  Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Benefits Payable to Former Participants

The American Institute of Certified Public Accountants (“AICPA”) has issued guidelines regarding amounts due to former Plan participants but not paid by year-end.  The AICPA requires these amounts to be classified as net assets available for Plan benefits, and not as liabilities of the Plan.  Included in net assets available for Plan benefits at December 31, 2009, are amounts which may become payable to participants who are not active participants of the Plan.

Significant Accounting Pronouncements

In April 2009, the FASB issued guidance under ASC 820, (formerly known as FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly).  ASC 820 reaffirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The guidance also reaffirms the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive. This guidance was adopted by the Plan during 2009 and did not have a material impact on the Plan’s financial statements.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

(CONTINUED)

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant Accounting Pronouncements (continued)

In June 2009, the FASB issued guidance under ASC 105, Generally Accepted Accounting Principles, which was formerly referred to as FASB Statement of Financial Accounting Standards No. 168, FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — A Replacement of FASB Statement No. 162. This guidance establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative US generally accepted accounting principles (“GAAP”) for nongovernmental entities. The Codification supersedes all existing non-SEC accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal security laws remain authoritative GAAP for SEC registrants. This guidance and the Codification are effective for financial statements issued for annual periods ending after September 15, 2009. As the Codification did not change existing GAAP, the adoption did not have an impact on the Plan’s financial statements.

During 2009, the Plan adopted ASC 855 (formerly known as FASB Statement No. 165), Subsequent Events, which was issued in May 2009 and is effective for fiscal years and interim periods ending after June 15, 2009. ASC 855 requires evaluation of subsequent events through the date of financial statement issuance. The adoption of this guidance is reflected in these financial statements.

In September 2009, the FASB issued ASC Topic 820 Update 2009-12, Fair Value Measurements and Disclosures — Investment in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). This update provides guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption did not have a material impact on the Plan’s financial condition or results of operations and all applicable disclosures are included in these financial statements.

In January 2010, the FASB issued ASC Topic 820 Update 2010-06, Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. The adoption of this guidance is reflected, where applicable, throughout these financial statements.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

(CONTINUED)

NOTE 3:  INVESTMENTS

At December 31, 2009, the Plan allowed participants to allocate their accounts among several investment options.  These options include numerous registered investment companies, a common/collective trust and the Macerich Company Common Stock Fund.  Participants may change their investment elections daily for both existing account balances and future contributions.

The Macerich Company Common Stock Fund allows participants the ability to participate in the ownership of their employer’s common stock.  Participants are directed not to allocate more than 25% of a participant’s account balance and/or deferrals to this investment.  For liquidity purposes, a portion of this fund is invested in a money market account classified as a registered investment company. Total funds invested in the common stock and money market account is $3,513,070 and $144,213, respectively, at December 31, 2009.

The following presents investments that represent 5 percent or more of the Plan’s net assets at fair value as of December 31, 2009 and 2008:

	December 31,
	2009	2008

Alliance Bernstein International Growth Fund-A	$4,560,946	$2,981,597
American Funds EuroPacific Growth Fund-A	6,847,208	4,772,322
Columbia Acorn Fund-A	4,396,259	2,895,173
Dreyfus Basic S&P 500 Index Fund-A	5,315,606	3,727,576
Eaton Vance Large Cap Value-A	5,738,378	4,551,179
Fixed Fund — Institutional-A	5,890,547	4,730,742
Macerich Company Common Stock Fund	3,657,283
MFS Government Securities Fund-A	4,751,686	5,083,002
MFS Massachusetts Investors Growth Stock Fund-A	5,656,172	3,727,905
MFS Research Bond Fund-A	3,721,829	3,367,322
MFS Total Return Fund-A	4,463,679
Mutual Quest Fund-A	4,749,472	3,794,923

For the year ended December 31, 2009, net appreciation (including gains and losses on investments bought, sold, and held during the year) on registered investment companies was $10,241,603 and on the Macerich Company Common Stock Fund was $2,334,586.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

(CONTINUED)

NOTE 4:  FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  The Plan adopted ASC 820 (formerly known as FASB Statement 157, Fair Value Measurements), as of January 1, 2008.   That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The registered investment companies are valued at the net asset value (“NAV”) of shares held by the Plan at year-end, based upon quoted market prices.  The common/collective trust is valued at the net unit value (“NUV”) of units held by the Plan at year-end.  The NUV is determined by the total value of fund assets divided by the total number of units of the fund owned.  The Macerich Company Common Stock Fund is valued at the NAV at year-end, based upon (1) the quoted market price of the Company common stock shares held at year-end, and, (2) the NAV of the quoted market price of the money market fund shares held at year-end, which together comprise the Macerich Company Common Stock Fund.  The participant loans are valued at amortized cost, which approximates fair value.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis.  As required by ASC 820, an investment’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

(CONTINUED)

NOTE 4:  FAIR VALUE MEASUREMENTS (CONTINUED)

As of December 31, 2009, the Plan’s investments measured at fair value were as follows:

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Index funds	$5,315,606	$—	$—	$5,315,606
Balanced funds	4,463,679	—	—	4,463,679
Growth funds	21,460,585	—	—	21,460,585
Fixed income funds	16,144,968	—	—	16,144,968
Value funds	5,738,378	—	—	5,738,378
Other funds	2,235,125	—	—	2,235,125
Total mutual funds	55,358,341	—	—	55,358,341

Common Stocks:
Macerich Company Common Stock Fund	3,657,283	—	—	3,657,283
Total common stocks	3,657,283	—	—	3,657,283

Common/Collective Trust	—	—	5,890,547	5,890,547
Participant Loans	—	—	1,749,443	1,749,443

Total Assets	$59,015,624	$—	$7,639,990	$66,655,614

As of December 31, 2008 the Plan’s investments measured at fair value were as follows:

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Index funds	$3,727,576	$—	$—	$3,727,576
Balanced funds	2,005,726	—	—	2,005,726
Growth funds	14,376,996	—	—	14,376,996
Fixed income funds	12,245,248	—	—	12,245,248
Value funds	4,551,179	—	—	4,551,179
Other funds	3,086,654	—	—	3,086,654
Total mutual funds	39,993,379	—	—	39,993,379

Common Stocks:
Macerich Company Common Stock Fund	1,387,746	—	—	1,387,746
Total common stocks	1,387,746	—	—	1,387,746

Common/Collective Trust	—	—	4,730,742	4,730,742
Participant Loans	—	—	9,986	9,986

Total Assets	$41,381,125	$—	$4,740,728	$46,121,853

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

(CONTINUED)

NOTE 4:  FAIR VALUE MEASUREMENTS (CONTINUED)

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009.

	Common
	Collective	Participant
	Trust	Loans	Total

Balance, beginning of year	$4,730,742	$9,986	$4,740,728
Realized gains/(losses)	—	—	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	77,245	—	77,245
Purchases, sales, issuances, and settlements (net)	1,082,560	1,739,457	2,822,017
Balance, end of year	$5,890,547	$1,749,443	$7,639,990
The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$77,245	$—	$77,245

NOTE 5:  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

(CONTINUED)

NOTE 6:  CONCENTRATION OF RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 7:  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$67,241,643	$46,707,437
Less employer contribution receivable	(273,466)	(195,776)

Net assets available for benefits per Form 5500	$66,968,177	$46,511,661

The following is a reconciliation of contributions per the financial statements for the year ended December 31, 2009 to Form 5500:

Employer contributions per the financial statement	$3,244,401
Add beginning of year employer contribution receivable	195,776
Less end of year employer contribution receivable	(273,466)

Employer contribution per Form 5500	$3,166,711

NOTE 8:  SUBSEQUENT EVENTS

The Plan’s management evaluated subsequent events through June 28, 2010, the date on which the financial statements were issued and no additional disclosures were required.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

EIN 95-4853294 PLAN NO. 001

SUPPLEMENTARY INFORMATION

SCHEDULE PROVIDED PURSUANT TO

THE DEPARTMENT OF LABOR RULES AND REGULATIONS

Note:                   Certain schedules required under the Employee Retirement Income Security Act of 1974 have been omitted, as they are not applicable.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

EIN 95-4853294 PLAN NO. 001

SCHEDULE OF ASSETS (HELD AT YEAR-END)

DECEMBER 31, 2009

		Types of	Current
Identity of Issuer	Description of Investment	Investment	Value

Invesco AIM Advisors, Inc.	AIM Real Estate Fund-A	RIC	$1,984,920
Alliance Bernstein LP	Alliance Bernstein International Growth Fund-A	RIC	4,560,946
Capital Research and Mgmt Co.	American Funds EuroPacific Growth Fund-A	RIC	6,847,208
Cohen & Steers	Cohen & Steers Realty Income Fund-A	RIC	250,205
Columbia	Columbia Acorn Fund-A	RIC	4,396,259
Dreyfus Corp.	Dreyfus Basic S&P 500 Index Fund-A	RIC	5,315,606
Boston Mgmt. & Research	Eaton Vance Large Cap Value-A	RIC	5,738,378
Pacific Investment Mgmt Co.	Fixed Fund — Institutional-A	CCT	6,203,110
Macerich *	Macerich Company Common Stock Fund	MCCSF	3,513,070
MFS	MFS Money Market Fund	RIC	144,213
Massachusetts Financial Services Co.	MFS Government Securities Fund-A	RIC	4,751,686
MFS Investment Mgmt.	MFS Massachusetts Investors Growth Stock Fund-A	RIC	5,656,172
Massachusetts Financial Services Co.	MFS Research Bond Fund-A	RIC	3,721,829
MFS Investment Mgmt.	MFS Total Return Fund-A	RIC	4,463,679
Franklin	Mutual Quest Fund-A	RIC	4,749,472
Franklin Advisers, Inc.	Templeton Global Bond Fund-A	RIC	2,921,981
*	Participant Loans 4.25%	RIC	1,749,443

	Total		$66,968,177

*Indicates a party-in-interest

RIC — Registered Investment Companies

CCT — Common Collective Trust

MCCSF — Macerich Company Common Stock Fund